Voting Rights Announcements | 8 March 2024 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 08.03.2024 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: Non-applying of trading book exemption according to sec. 36 para. 1 WpHG

3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Société Générale S.A. City of registered office, country: Paris, France   04 March 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.06% 5.67% 5.73% 37655137 Previous notification 0.00% 0.00% 0.00% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 23028 0 0.06% 0.00 % Total 23028 0.06 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Right to recall lent securities n/a n/a 1185366 3.15 % Certificates 22.03.2024- 28.03.2025 22.03.2024- 28.03.2025 112091 0.30 % Convertible Bonds 30.08.2025 30.08.2025 205652 0.55 %     Total 1503109 3.99 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Listed Call Warrants on Basket 03.01.2033 Until 03.01.2033 Cash 184768 0.49 % OTC Call Options on Basket 03.01.2033 Until 03.01.2033 Cash 186841 0.50 % Contracts For Difference n/a n/a Cash 20521 0.05 % OTC Call Options 15.03.2024- 03.01.2033 Until 15.03.2024- 03.01.2033 Cash 122247 0.32 % OTC Put Options 15.03.2024- 03.01.2033 Until 15.03.2024- 03.01.2033 Cash 8119 0.02 % Listed Call Warrants 15.03.2024- 03.01.2033 Until 15.03.2024- 03.01.2033 Cash 100180 0.27 % Listed Put Warrants 15.03.2024- 03.01.2033 Until 15.03.2024- 03.01.2033 Cash 8120 0.02 %       Total 630796 1.68%

8. Information in relation to the person subject to the notification obligation 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks:   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) -Société Générale S.A. % % % -Société Générale Effekten GmbH % % % -Société Générale S.A. % % % - SG Americas securities holdings LLC % % % Proportion of voting rights Proportion of instruments Total of both % % %

Date 08.03.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service 07 March 2024